Heineken
NV

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Vijzelstraat 72
1017 HL Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

07028459

date
26 November 2007

subject
Exemptionfile 82-4953

SUPPL

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Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

PROCESSED
DEC 07 2007
THOMSON
FINANCIAL

J. van de Merbel
Director Investor Relations
Group Finance

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS IN THAT JURISDICTION

Heineken N.V. (" Heineken") and Carlsberg A/S ("Carlsberg ")

Nothing New from S&N plc ("S&N") Trading and Strategy Update

Amsterdam, 20 November 2007 – Heineken and Carlsberg (the "Consortium") note the S&N trading update and management presentation made this morning regarding its strategic plans for the S&N business. S&N's disclosure today contained no surprises. In particular the Consortium believes that:

- The results of the S&N controlled businesses in Western Europe are disappointing and these businesses remain under pressure. The Western European operations account for the majority of profits and almost all of the group's cash flow from operations.

- The raft of tactical initiatives announced today for the Western European markets may very well not be in the long term interests of the business and carry significant execution risk.

- There is no merit to the BBH arbitration case. Carlsberg and its lawyers (Vinge and Norton Rose) have carefully reviewed all of the materials provided by S&N today and confirm that there continues to be no foundation to S&N's claims. In particular, Carlsberg would like to emphasise that, contrary to what is stated in the presentation given by S&N to analysts this morning, Carlsberg is not a party to the BBH shareholders agreement (and so cannot be in breach of it) and neither therefore is Carlsberg a party to the arbitration. Pripps-Ringnes AB is a party to the BBH shareholders agreement and is the party that arbitration proceedings have been instituted against. According to Swedish law Pripps-Ringnes AB cannot be held responsible for actions by Carlsberg or the Consortium in relation to the proposed offer.

Commenting on S&N's trading update, Jean-François van Boxmeer, Chairman and CEO of Heineken said:

"In light of today's unconvincing trading update and list of tactical initiatives, we urge S&N's shareholders to continue to encourage their board to engage with the Consortium."

www.heinekeninternational.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Jørgen Buhl Rasmussen, CEO of Carlsberg commented:

"We have seen nothing new today which would deliver greater value for S&N shareholders than our proposal. The BBH arbitration process continues to be a smokescreen. We remain ready to sit down with the Board of S&N to progress our 750p cash proposal at the earliest opportunity"

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

Financial adviser and Corporate Broker to the Consortium and to Heineken
Credit Suisse
Bertrand Facon
Stuart Upcraft
James Leigh Pemberton (Corporate Broking)
Tel: +44 20 7888 8888

Lehman Brothers Europe Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser and corporate broker to the Consortium and Carlsberg and no one else in connection with the possible offer referred to in this announcement and will not be responsible to anyone other than the Consortium and Carlsberg for providing the protections afforded to clients of Lehman Brothers Europe Limited nor for providing advice in relation to this announcement or any matter referred to herein.

Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting exclusively for the Consortium and Heineken and no one else in connection with the possible offer and will not be responsible to anyone other than the Consortium and Heineken for providing the protections afforded to clients of Credit Suisse nor for providing advice in relation to this announcement or any matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of S&N plc, all "dealings" in any "relevant securities" of that company (including

by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of S&N plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of S&N plc by Carlsberg or Heineken or S&N, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

This announcement is not intended to and does not constitute or form part of an offer or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction.

END